EXHIBIT 99.1

AGRIUM INC.

THIRD QUARTER 2013

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports third quarter results

November 5, 2013 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) of $76-million ($0.52 diluted earnings per share) for the third quarter of 2013, compared with net earnings of $129-million in the third quarter of 2012 ($0.80 diluted earnings per share).

The 2013 third quarter results included a pre-tax share based payments recovery of $21-million ($0.11 diluted earnings per share), a write-down on our Hanfeng Evergreen Inc. investment of $12-million ($0.08 diluted earnings per share) and a loss of $2-million ($0.01 diluted earnings per share) on natural gas and other hedge positions. Excluding these items, net earnings would have been $73-million ($0.50 diluted earnings per share).1

“Agrium’s Retail business unit had one of its strongest third quarters on record, with EBITDA2 of $147-million. This was driven largely by high usage of crop protection products and related application services in our North American market. The late growing season in North America, combined with uncertainty in the fertilizer markets caused many customers to delay crop nutrient purchases,” commented Mike Wilson, Agrium’s President and CEO.

“Additionally, unplanned lost production due to outages at our Redwater and Carseland facilities reduced product availability in the third quarter and will impact fourth quarter sales volumes. This is expected to impact fourth quarter earnings by approximately $0.20 per share,” added Mr. Wilson.

“Despite any short term factors or market fluctuations, we continued to demonstrate our confidence in the ability of the business to generate excess cash flow through the commodity cycle by substantially increasing the dividend in the third quarter and continuing to execute on our share buy-back program,” concluded Mr. Wilson.

Agrium is providing guidance for the fourth quarter of 2013 of $0.80 to $1.25 diluted earnings per share. This excludes gains or losses on foreign exchange and derivative hedge positions, Retail operating results for acquired Viterra assets and related integration costs and purchase price adjustments, and share-based payments expense in our estimated fourth quarter results.3

[1]	Third quarter effective tax rate of 25 percent was used for adjusted diluted earnings per share calculation, excluding the write-down on Hanfeng Evergreen Inc. as there was no tax impact.
[2]	See “Additional and Non-IFRS Measures” in our 2013 third quarter Management’s Discussion and Analysis.
[3]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2013 third quarter Management’s Discussion and Analysis and additional assumptions outlined on the following page.

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 5, 2013

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the third quarter of 2013 (three months ended September 30, 2013) are against results for the third quarter of 2012 (three months ended September 30, 2012). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. Certain financial measures in this MD&A are not prescribed by IFRS, and are defined in the “Additional and Non-IFRS Financial Measures” section of this MD&A.

The following interim MD&A is as of November 5, 2013 and should be read in conjunction with the consolidated interim financial statements for the three and nine months ended September 30, 2013 and 2012 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2012 included in our 2012 Annual Report to Shareholders to which readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A where an item is not material or there has been no material change from the discussion in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section entitled “Forward-Looking Statements” after the “Outlook, Key Risks and Uncertainties” section of this MD&A.

The major assumptions made in preparing our fourth quarter guidance are outlined below and include but are not limited to:

•	North America weather patterns will support normal fall applications;

•	Wholesale realized selling prices through the fourth quarter of 2013 will approximate current benchmark prices except for selling prices on volumes already committed under programs;

•	North America Wholesale produced fertilizer sales volumes will approximate sales volumes in the same quarter of 2012;

•	North America Wholesale anticipated sales volumes are approximately 75 percent committed at fixed prices in the fourth quarter of 2013;

•	Utilization for Wholesale’s potash and phosphate facilities will average approximately 88 percent in the fourth quarter of 2013 compared to 86 percent in the same quarter of 2012;

•

Utilization for Wholesale’s North American nitrogen facilities will average approximately 75 percent in the fourth quarter of 2013 compared to 95 percent in the same quarter of 2012, due to outages at our Redwater and Carseland nitrogen facilities this year;

•	Retail North America fertilizer margin percentages will be higher than the 14 percent realized in the fourth quarter of 2012;

•	Retail North America chemical margin percentages will be lower than the 48 percent realized in the fourth quarter of 2012;

•	Retail North America fertilizer sales volumes will be slightly higher than in the same quarter of 2012;

•	The average NYMEX gas price will not deviate significantly from approximately $3.90 per MMBtu; and

•	Guidance issued excluding the fourth quarter effects of:

•	Share-based payments;

•	Gains or losses on foreign exchange and derivative hedge positions; and

•	Retail operating results for acquired Viterra assets and related integration costs and purchase price adjustments.

2013 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2013 third quarter consolidated net earnings (“net earnings”) were $76-million, or $0.52 diluted earnings per share, compared to net earnings of $129-million, or $0.80 diluted earnings per share, for the same quarter of 2012.

Financial Overview

(millions of U.S. dollars, except per share amounts	Three months ended September 30,				Nine months ended September 30,
and where noted)	2013	2012	Change	% Change	2013	2012	Change	% Change
Sales	2,869	2,832	37	1	13,109	13,175	(66)	(1)
Gross profit	641	739	(98)	(13)	3,079	3,375	(296)	(9)
Expenses	505	543	(38)	(7)	1,644	1,712	(68)	(4)
Earnings before finance costs and income taxes (“EBIT”)	136	196	(60)	(31)	1,435	1,663	(228)	(14)
Net earnings	76	129	(53)	(41)	964	1,144	(180)	(16)
Diluted earnings per share	0.52	0.80	(0.28)	(35)	6.50	7.21	(0.71)	(10)
Effective tax rate (%)	25	22	N/A	3	27	27	N/A	—

Sales

Sales increased by $37-million to $2.9-billion for the third quarter of 2013 and decreased $66-million to $13.1-billion for the first nine months of 2013 compared to the third quarter and first nine months of 2012, respectively. Factors that affected our performance during the third quarter of 2013 compared to the third quarter of 2012 include the following:

•

Retail sales increased by 15 percent to $2.1-billion as there was a return to a more regular seasonal crop input demand for the current quarter compared to the 2012 earlier spring season which shifted sales typically earned from the third quarter into the first half for crop nutrients and crop protection products. The increase was complemented by incremental sales from recently acquired Retail locations;

•

Wholesale sales decreased by 24 percent to $752-million due to lower realized sales prices across all products, lower urea sales volumes resulting from plant outages at our nitrogen facilities which lowered product available for sale and lower phosphate sales volumes; and

•	Advanced Technologies (“AAT”) sales decreased by 14 percent to $108-million largely due to lower Environmentally Smart Nitrogen (“ESN”) volumes and sales prices as a result of the soft urea market.

Gross Profit

Our gross profit for the third quarter of 2013 was $641-million, a decrease of $98-million compared to the third quarter of 2012. The main drivers of this variance consist of:

•

Wholesale’s gross profit decreased by $176-million to $123-million for the third quarter of 2013, compared to the third quarter of 2012 primarily as a result of weaker sales prices for urea, phosphate and potash coupled with lower sales volumes of urea and phosphate due to production outages and weaker market conditions; and

•

Retail’s gross profit increased by $73-million to $511-million for the third quarter of 2013, compared to the third quarter of 2012 as a result of increased crop protection sales volumes due to a return to regular seasonal demand compared to last year’s early spring season which shifted sales traditionally earned in the third quarter into the second quarter of 2012. In addition, there was an increase in gross profit on application services which is consistent with increased volumes in crop nutrients and crop protection products.

Expenses

Expenses decreased $38-million for the third quarter of 2013 compared to the third quarter of 2012. This difference is primarily a result of the following items:

•

A $74-million favorable change in share-based payments, with a $21-million share-based payments recovery in the current quarter compared to a $53-million charge in the same period last year (see section “Other” for further discussion); and

•

A $30-million decrease in other expenses included a favorable change related to environmental remediation and asset retirement obligation expenses incurred in the third quarter of 2012 of $49-million with no corresponding charge in the third quarter of 2013. This was partially reduced by a $12-million unfavorable change in other expenses caused by the recognition of an impairment in our investment in Hanfeng Evergreen Inc. (“Hanfeng”).

The above decreases were partially offset by:

•

An increase in Retail selling expenses of $48-million which was driven by increased sales activity this quarter and costs associated with Retail locations acquired in 2012 (see section “Retail” for further discussion); and

•	Decreased earnings of $32-million from Wholesale’s equity accounted investment in Argentina (see section “Wholesale” for further discussion).

The following table is a summary of our other expenses (income) for the third quarter and first nine months of 2013 and 2012, respectively.

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Realized loss (gain) on derivative financial instruments	12	2	(2)	26
Unrealized gain on derivative financial instruments	(10)	(3)	(14)	(17)
Interest income	(20)	(30)	(51)	(65)
Foreign exchange loss	1	3	27	14
Environmental remediation and asset retirement obligations	1	66	5	78
Bad debt (recovery) expense	(6)	6	20	30
Potash profit and capital tax	3	—	15	13
Other	35	2	45	2

	16	46	45	81

Effective Tax Rate

The effective tax rate was 25 percent for the third quarter compared to 22 percent for the same period last year due to an increase in income earned in higher taxed jurisdictions. The effective tax rate was 27 percent for the first nine months of 2013 and remained unchanged as compared to the same period last year.

Retail

Retail reported third quarter sales of $2.1-billion, an increase of 15 percent compared to sales of $1.8-billion reported in the same quarter last year. Gross profit was $511-million in the third quarter of 2013, a $73-million increase from last year’s third quarter. Similarly, Retail reported EBITDA of $147-million, up from $121-million reported in the third quarter of last year. Stronger year-over-year sales and gross profit results were evident across all products and services, despite lower average nutrient prices and margins this year. This was due to a more normal summer growing season in the U.S. relative to the drought conditions experienced in the same period last year and incremental sales from recently acquired Retail locations.

Crop nutrient sales were $654-million this quarter, compared to $634-million in the third quarter of 2012. A 14 percent increase in nutrient sales volumes in the quarter were largely offset by lower nutrient prices. Gross profit for crop nutrients was $116-million this quarter, an increase of $5-million compared to the $111-million reported in the third quarter of 2012. Total crop nutrient margins as a percentage of sales were 17.7 percent in the third quarter of 2013, just slightly higher than the 17.5 percent reported in the same quarter last year. However, per tonne nutrient margins were down 9 percent from the third quarter of 2012.

Crop protection sales were $1.1-billion in the third quarter of 2013, compared to $872-million in sales in the same period last year. The increase was driven primarily by greater sales volumes of fungicides and herbicides. Gross profit this quarter was $248-million, an increase of $46-million over the $202-million reported in the third quarter of 2012. This is attributable to increased volumes and a favorable product mix. Total crop protection margins as a percentage of sales were 23 percent this quarter, up slightly from the same period last year. 2013 year-to-date crop protection margins as a percentage of sales were 21 percent, on par with the same period last year.

Seed sales were $69-million in the third quarter of 2013, up 23 percent from the $56-million reported in the third quarter of last year. In North America, higher seed sales were partly due to the later spring planting season, which shifted some sales volumes into the third quarter. This particularly affected soybean sales volumes, as the delayed spring wheat harvest subsequently delayed the double crop planting of soybeans. Gross profit was $30-million this quarter, up from the $28-million reported last year. Seed margins as a percentage of sales were 43 percent in the third quarter of 2013, marginally lower from the same period for 2012. Year-to-date in 2013, seed sales are up 7 percent and margins are slightly higher at 18 percent than the same period last year.

Sales of merchandise in the third quarter of 2013 were $122-million, compared to $105-million in the same period last year. Gross profit for this product line was $19-million this quarter, compared to $17-million reported in the third quarter of 2012. The improvement is related to additional sales volumes in animal health and other livestock-related products in Australia.

Services and other sales were $205-million this quarter, compared to the $167-million reported in the third quarter of 2012. Gross profit was $98-million in the third quarter of 2013, compared to $80-million for the same period last year. These increases relate to a shift in earnings from the second quarter to the third quarter in North America and are consistent with the higher North American nutrient and crop protection sales volumes.

Selling expenses as a percentage of sales was 19.7 percent in the third quarter of 2013 which is down marginally from the 20 percent reported in the same period last year. Retail selling expenses were $416-million for the third quarter, compared to $368-million in the same period last year. The majority of this variance was due to increased costs resulting from recent acquisitions as well as an increase in variable people costs consistent with the higher sales and earnings in the third quarter.

Wholesale

Wholesale’s 2013 third quarter sales were $752-million, down $234-million from the same quarter last year. Gross profit was $123-million this quarter, compared to $299-million in the third quarter of 2012. Wholesale reported EBITDA of $130-million in the third quarter of 2013, down from the $348-million reported in the same period last year. Wholesale’s Adjusted EBITDA1 was $143-million this quarter, compared to $376-million reported in the same period last year. Wholesale EBIT this quarter was $198-million lower than in the third quarter of last year. Wholesale’s results this quarter were impacted by lower realized sales prices across all products, as well as lower phosphate and nitrogen sales volumes due to outages at our Carseland and Redwater nitrogen facilities in addition to slow market demand.

Nitrogen gross profit in the third quarter of 2013 was $76-million, compared to $215-million in the same quarter last year. Nitrogen sales volumes were 636,000 tonnes in the third quarter of 2013, down 183,000 tonnes from the same period last year, partly due to outages at our Carseland and Redwater nitrogen facilities. Realized sales prices for all nitrogen products were lower than the third quarter of last year, with urea realized sales prices down 23 percent, or $133 per tonne year-over-year. Nitrogen cost of product sold was $331 per tonne this quarter, compared to $255 per tonne reported in the third quarter of 2012. The increase was primarily due to expenses associated with the outages at our Carseland and Redwater facilities, which equated to approximately $35-million, and higher natural gas costs. Our average nitrogen gross margins were $119 per tonne this quarter, compared to $262 per tonne in the same period last year.

Agrium’s average natural gas cost in cost of product sold was $2.78/MMBtu this quarter ($3.16/MMBtu including the impact of realized losses on natural gas derivatives), compared to $2.46/MMBtu for the same period in 2012 ($2.72/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses are included in other expenses and not cost of product sold, thus are not part of the calculation of gross profit. The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2013 was $3.60/MMBtu, compared to $2.81/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.91/MMBtu discount to NYMEX in the third quarter of 2013, compared to the $0.62/MMBtu discount in the third quarter of 2012.

Potash gross profit for the third quarter of 2013 was $27-million, compared to $23-million reported in the same quarter last year. The increase was primarily driven by higher sales volumes and lower cost of production, partly offset by significantly lower sales prices. The increase in volumes and lower cost of production was a result of a return to a traditional two week turnaround at our Vanscoy facility in the third quarter, compared to last year’s eight week planned turnaround associated with our brownfield expansion project. International sales volumes were 84,000 tonnes this quarter, up from the 43,000 tonnes reported in the third quarter of last year, but below the previous three year average of 174,000 tonnes (2009-2011 period). Domestic sales volumes were 181,000 tonnes this quarter, compared to 117,000 tonnes in the third quarter of 2012 and above the previous three year average of 160,000 tonnes (2009-2011 period). The higher sales volumes were largely offset by a 31 percent reduction in realized sales prices compared to the prior year. Potash cost of product sold was $246 per tonne this quarter compared to $363 per tonne reported in the third quarter of 2012, due to the shorter turnaround this year. Gross margin was $103 per tonne in the third quarter of 2013, compared to the $140 per tonne in the same quarter of 2012.

Phosphate gross profit was $7-million in the third quarter of 2013, compared to $47-million in the same quarter last year. The decrease resulted from a combination of lower realized sales prices, higher cost of production and lower sales volumes due to weaker market conditions. Phosphate sales volumes this quarter were 192,000 tonnes, a 26 percent decline from the third quarter of last year, due to a slow start to the fall season. Realized phosphate sales prices were $633 per tonne this quarter, a $70 per tonne decrease from the $703 per tonne realized in the same quarter last year. Phosphate cost of product sold was $595 per tonne in the third quarter of 2013, an increase from $519 per tonne in the same period last year. The increase was primarily a result of higher rock costs associated with the switch to imported rock, as well as higher ammonia costs. Gross margin was $38 per tonne in the third quarter of 2013, compared to $184 per tonne in the same period last year.

Gross profit from ammonium sulfate and other was $12-million this quarter, a reduction of $5-million from the same period last year as a result of lower realized sales prices.

[1]	Adjusted EBITDA is defined as earnings (loss) before finance costs, income taxes, depreciation and amortization and before finance costs, income taxes, depreciation and amortization of joint ventures.

Product purchased for resale gross profit was $1-million this quarter, compared to a loss of $3-million in the third quarter of 2012.

Wholesale expenses in the third quarter of 2013 were $32-million, compared to $10-million in the third quarter of 2012. The higher net expense was primarily due to lower earnings from our equity investment in Argentina, as the Profertil S.A. (“Profertil”) facility faced lower global urea prices and an increase in gas supply interruptions this year. The facility experienced 57 days of downtime this quarter compared to 24 days in the third quarter of last year, which reduced production and tonnes available for sale as well as increased costs per tonne.

Advanced Technologies

AAT reported a quarterly gross profit of $12-million in the third quarter of 2013, a decrease of $16-million from the $28-million reported in the same period last year. EBITDA was a loss of $5-million in the third quarter, a $9-million decrease from the same period last year, including Courtright coating facility closure costs amounting to $5-million recorded in the third quarter of 2012. The lower year-over-year results were primarily due to weak ESN demand as a result of weak grower demand related to volatility in the agricultural and crop input markets and a later fall application season than last year.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2013 was a loss of $28-million, compared to a loss of $157-million for the third quarter of 2012. The favorable change was primarily driven by:

•

A $74-million favorable change in share-based payments, where there was a $21-million recovery in the third quarter of 2013 compared to a $53-million charge in the third quarter of 2012. This was largely caused by a depreciation of our share price during the third quarter of 2013 compared to an appreciation of our share price during the third quarter of 2012;

•

A $49-million favorable change in environmental remediation and asset retirement obligation expenses incurred in the third quarter of 2012 with no corresponding charge in the third quarter of 2013; and

•

A $21-million increase in gross profit for the three months at September 30, 2013 compared to the three months at September 30, 2012 which reflected less inter-segment inventory held in our Retail business unit not yet sold to external customers.

The above factors were partially offset by a $12-million impairment of our investment in Hanfeng.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the nine-month period ended September 30, 2013 compared to December 31, 2012.

(millions of U.S. dollars, except as noted)	September 30, 2013	December 31, 2012	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	255	658	(403)	(61%)	See discussion under the section “Liquidity and Capital Resources”
Accounts receivable	2,982	2,224	758	34%	Increased Retail sales activities resulted in higher Retail trade and vendor rebates receivable partially offset by lower Wholesale receivables resulting from lower sales
Income taxes receivable	68	32	36	113%	Increased refunds expected in Canada and the U.S.
Inventories	2,845	3,094	(249)	(8%)	Decreased crop nutrients and seed attributed to the domestic seasonal sales cycle where inventory is highest at year end and the third quarter is lowest after seasonal sell-through
Advance on acquisition of Viterra Inc.	764	1,792	(1,028)	(57%)	Glencore International plc (“Glencore”) completed the sale of Viterra Inc.’s (“Viterra”) minority interest in the Medicine Hat nitrogen facility to CF Industries Holdings Inc., the proceeds of which were repaid to Agrium to reduce the advance
Prepaid expenses and deposits	185	740	(555)	(75%)	Drawdown of prepaid inventory where typically Retail prepays for product at year end and takes possession of inventory throughout the year coupled with lower fertilizer prepayments during the year as lower market prices negate the need for prepayment at fixed prices
Other current assets	103	—	103	N/A	Increase in marketable securities
Current liabilities
Short-term debt	792	1,314	(522)	(40%)	Repayment of short-term multi-jurisdictional facility partially offset by draws used for operations
Accounts payable	2,943	3,479	(536)	(15%)	Drawdown of customer prepayments during the year, where typically customers enter into prepay agreements during the fourth quarter ahead of the spring application season, offset by a combination of increased trade payables due to timing and accrued liabilities due to capital projects
Income taxes payable	—	137	(137)	(100%)	Final payment of the 2012 Canadian taxes made in the first quarter of 2013
Current portion of long-term debt	52	518	(466)	(90%)	Repayment of floating rate bank loans along with South American debt that matured in the first half of 2013, partially offset by reclassifications from long-term debt
Current portion of other provisions	76	108	(32)	(30%)	Legacy site environmental remediation liability reclassified to non-current based on updated spending projections

Working capital	3,339	2,984	355	12%

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	Change
Cash provided by operating activities	543	1,097	(554)
Cash used in investing activities	(454)	(922)	468
Cash (used in) provided by financing activities	(470)	300	(770)
Effect of exchange rate changes on cash and cash equivalents	(22)	50	(72)

(Decrease) increase in cash and cash equivalents	(403)	525	(928)

The sources and uses of cash for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 are summarized below:

Cash provided by operating activities – Drivers behind the $554-million source of cash decrease

Use of cash

•    $180-million decrease in consolidated net earnings.

•    $181-million decrease in non-cash items, resulting primarily from a change of $161-million in share-based payments coupled with an increase in deferred income taxes recovery of $40-million. This was offset by an increase in depreciation and amortization of $33-million and a decrease in earnings from associates and joint ventures of $30-million during the first nine months of 2013.

•    $217-million increase in non-cash working capital. The increase was primarily driven by a greater decrease in accounts payable offset by a lower increase in accounts receivable and greater decrease in prepaid expenses and deposits during the first nine months of 2013 versus the first nine months of 2012. The large decrease in payables for the year is due to the high customer prepayments payable and high capital projects accruals outstanding at the beginning of the year.

Cash used in investing activities – Drivers behind the $468-million use of cash decrease

Source of cash

•    $932-million increase provided from the repayment of the advance to Glencore.

•    $21-million decrease for acquisitions due to fewer Retail tuck-in acquisitions occurring during the first nine months of 2013 versus the first nine months of 2012.

•    $65-million increase for proceeds received on disposal of investments.

Use of cash	• $407-million increase in capital expenditures primarily related to the Vanscoy potash expansion project. • $141-million increase in investments purchased.

Cash (used in) provided by financing activities – Drivers behind the $770-million use of cash increase

Source of cash	• On May 28, 2013, we issued $500-million of 3.5 percent debentures due June 1, 2023 and $500-million of 4.9 percent debentures due June 1, 2043.

Use of cash

•    $886-million due to the repayment of $491-million in short-term debt during the first nine months of 2013 compared to cash provided by short-term debt of $395-million during the first nine months of 2012.

•    $520-million repayment of long-term debt during the first nine months of 2013.

•    $109-million increase in dividends paid during the first nine months of 2013 resulting from increasing the 2013 first quarter dividend to $0.50 per share from $0.225 per share in 2012. In addition, Agrium announced the declaration and payment of dividends on a quarterly basis starting in 2013, which resulted in doubling the cash outflow for the period.

•    $233-million increase for the purchase and cancellation of common shares under our normal course issuer bid during the first nine months of 2013.

Capital Expenditures

	Nine months ended September 30,
(millions of U.S. dollars)	2013	2012
Investing capital	856	475
Sustaining capital	391	365

Total	1,247	840

Our investing capital expenditures increased in the first nine months of 2013 compared to the first nine months of 2012 due to increased activity on the Vanscoy potash expansion project.

Short-term Debt

Our short-term debt at September 30, 2013 is summarized as follows:

(millions of U.S. dollars)	Total	Unutilized	Utilized
Multi-jurisdictional facility expiring 2017	2,500	1,960	540
European facilities expiring 2013	353	159	194
South American facilities expiring 2013—2014	140	82	58

	2,993	2,201	792

Outstanding letters of credit		116

Remaining capacity available		2,085

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares at October 31, 2013 was approximately 144.5 million. At October 31, 2013, the number of shares issuable pursuant to stock options outstanding (issuable assuming full exercise, where each option granted can be exercised for one common share) was approximately nil.

SELECTED QUARTERLY INFORMATION *

(millions of U.S. dollars, except per share amounts)	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4
Sales	2,869	7,016	3,224	3,157	2,832	6,772	3,571	3,177
Gross profit	641	1,722	716	987	739	1,851	785	1,045
Net earnings from continuing operations	76	747	141	354	129	860	155	327
Net earnings	76	747	141	354	129	860	155	193
Earnings per share from continuing operations
-basic	0.52	5.02	0.94	2.34	0.80	5.44	0.97	2.05
-diluted	0.52	5.02	0.94	2.34	0.80	5.44	0.97	2.04
Earnings per share
-basic	0.52	5.02	0.94	2.34	0.80	5.44	0.97	1.20
-diluted	0.52	5.02	0.94	2.34	0.80	5.44	0.97	1.20

*	2012 results have been restated to reflect the adoption of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures. 2011 results have not been restated.

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

BUSINESS ACQUISITION

We acquired certain agri-products assets of Viterra from Glencore on October 1, 2013. The acquired assets include over 200 retail farm centers in Canada and Australia. We have engaged an independent valuation firm to assist us in determining the fair value of the assets acquired, liabilities assumed, including contingent liabilities and provisions, and related deferred income tax impacts. The valuation is in progress; however a provisional purchase price allocation is not yet available due to the inherent complexity of the valuations and the short time frame following the closing date. We expect the excess of the estimated fair value of the net assets acquired over the purchase price will result in a purchase gain in the three months ended December 31, 2013. Refer to note 4 of the Summarized Notes to the Consolidated Financial Statements for further information.

NORMAL COURSE ISSUER BID

On May 14, 2013, the Toronto Stock Exchange (“TSX”) accepted Agrium’s notice of intention to make a normal course issuer bid (“NCIB”) whereby Agrium may purchase up to 7,472,587 common shares on the TSX and New York Stock Exchange during the period from May 21, 2013 to May 20, 2014 with a daily purchase limit of 133,301 common shares on the TSX. During the nine months ended September 30, 2013, we purchased approximately 2.7 million shares at an average share price of $87 for total consideration of approximately $233-million under our NCIB. From October 1, 2013 to October 31, 2013, we purchased approximately 2.2 million shares at an average share price of $85 for total consideration of approximately $191-million. Refer to note 10 of the Summarized Notes to the Consolidated Financial Statements for further information.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA (earnings (loss) before finance costs, income taxes, depreciation and amortization) and Adjusted EBITDA (earnings (loss) before finance costs, income taxes, depreciation and amortization and before finance costs, income taxes, depreciation and amortization of joint ventures). We consider EBITDA and Adjusted EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA and Adjusted EBITDA are not recognized measures under IFRS, and our method of calculation may not be comparable to other companies. In addition, these measures should not be used as alternatives to earnings before finance costs and income taxes (“EBIT”) as determined in accordance with IFRS.

The following table is a reconciliation of EBITDA and Adjusted EBITDA to EBIT:

	Three months ended September 30, 2013					Three months ended September 30, 2012
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
Adjusted EBITDA	147	143	(5)	(28)	257	121	376	4	(157)	344
Equity accounted joint ventures:
Finance costs and income taxes	—	7	—	—	7	—	22	—	—	22
Depreciation and amortization	—	6	—	—	6	—	6	—	—	6

EBITDA	147	130	(5)	(28)	244	121	348	4	(157)	316
Depreciation and amortization	56	39	8	5	108	52	59	7	2	120

EBIT	91	91	(13)	(33)	136	69	289	(3)	(159)	196

	Nine months ended September 30, 2013					Nine months ended September 30, 2012
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
Adjusted EBITDA	791	1,052	25	(53)	1,815	827	1,424	26	(261)	2,016
Equity accounted joint ventures:
Finance costs and income taxes	—	21	—	—	21	—	25	—	—	25
Depreciation and amortization	—	9	—	—	9	—	11	—	—	11

EBITDA	791	1,022	25	(53)	1,785	827	1,388	26	(261)	1,980
Depreciation and amortization	166	151	22	11	350	145	142	20	10	317

EBIT	625	871	3	(64)	1,435	682	1,246	6	(271)	1,663

Supplemental Information 5, Selected Financial Measures, also provides certain ratios that are not recognized measures under IFRS and our method of calculation may not be comparable to that of other companies. Ratio definitions are provided in Supplemental Information 6, Accompanying Notes to Supplemental Information. Return on operating capital employed and return on capital employed presented in Supplemental Information 5 are measures classified as additional IFRS financial measures, where they reflect Consolidated Agrium. We consider these measures to provide useful information to both management and investors in measuring our financial performance and financial condition.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting judgments and estimates, refer to the section “Critical Accounting Judgments and Estimates” of our 2012 annual Management’s Discussion and Analysis, which is contained in our 2012 Annual Report. Since the date of our 2012 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting judgments and estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2013, Agrium adopted IFRS 11 Joint Arrangements whereby the classification and accounting of our investment in Profertil and other joint arrangements previously accounted for using the proportionate consolidation method are accounted for using the equity method. 2012 figures have been restated and additional information has been provided in the Supplemental Information tables to display the results of our joint ventures. Adjusted EBITDA has been added to show our results before finance costs, income taxes, depreciation and amortization of our joint ventures. Refer to note 3 of the Summarized Notes to the Consolidated Financial Statements for further information.

For information regarding changes in accounting policies, refer to the section “Accounting Standards and Policy Changes Not Yet Implemented” of our 2012 annual Management’s Discussion and Analysis, which is contained in our 2012 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 74 – 77 in our 2012 Annual Report has not changed materially since December 31, 2012.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2012 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Global production of almost all major field crops is expected to increase in 2013/14, driven primarily by improved growing conditions in the U.S. and former Soviet Union. While official revisions to U.S. corn and soybean yields were not made in October due to the U.S. government shut-down, reports from the field indicate that yields are at or above expectations. In Western Canada, yields of almost all of the major crops are expected to break records this year. Stronger yields help offset the financial impact from lower crop prices and also increased nutrient removal, which are expected to support strong North American application rates in the 2013/14 fertilizer year. Crop nutrient costs are also more affordable than they have been over the recent past.

Strength in demand for crop protection products is expected to continue to be strong in the fourth quarter and into next spring. Growth in demand for crop protection products continues to be supported by increased use of alternative active ingredients to glyphosate in order to counter increased weed resistance to glyphosate, as well as the continued trend toward greater use of fungicides. As harvest wraps up, growers are evaluating 2013 yield results in order to make decisions on 2014 seed varieties.

Nitrogen prices have been relatively steady over the past couple of months at levels close to Chinese production costs. Nitrogen prices receive support given the Chinese urea low tax export season ended October 31, 2013 and Chinese export volumes in November and December are expected to be lower than they were in 2012. Indian urea import demand has been significantly higher than 2012 levels, driven by a favorable monsoon season. U.S. offshore urea imports were approximately 40 percent behind 2012 levels in the third quarter of 2013 while U.S. corn area is expected to decline in 2014, which may result in a 2 percent to 4 percent reduction in nitrogen demand this year. The net impact of these factors is an expectation for a higher pace of U.S. urea imports in the coming months to meet short-term demand.

The potash market has been impacted by significant market uncertainty throughout the third quarter, leading to reduced prices and cautious purchasing behavior that has extended into the fourth quarter in most international markets. Several factors contributed to the uncertainty, including the dissolution of the Belarusian Potash Company, the delay in second half Chinese supply agreements, and the timing of deliveries on Indian contract purchases. Global potash fundamentals remain challenging entering the fourth quarter of 2013 on continued elevated inventories and the expectation that the pace of Brazilian potash imports may decline given an expected reduction in the size of the second corn crop which is planted in January. The outlook for U.S. demand in the fourth quarter of 2013 is more positive as fall potash application rates are expected to be solid.

Phosphate prices declined throughout the third quarter of 2013, as buyers purchased product on a just-in-time basis and global market conditions are likely to remain under pressure in the fourth quarter. Indian demand has been a major source of uncertainty, as the devaluation of the Indian rupee and delayed government subsidy payments have been barriers to imports. While Brazilian DAP/MAP imports set a full-year record by the end of September, the pace of imports is expected to slow in the fourth quarter. However, U.S. phosphate application rates are expected to be supported by high crop yields and affordable nutrient prices.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” and “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; dividends and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and proposed acquisitions and divestitures and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the recently completed acquisition of the Agri-products business of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including litigation risk resulting from AWB having been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme. Furthermore, there are risks associated with our acquisition of the Agri-products business of Viterra, including: timing and costs of the associated integration of the retained Viterra business, the size and timing of expected synergies could be less favorable than anticipated; disruption from the acquisition making it more difficult to maintain relationships with customers, employees and suppliers; our efforts to integrate Viterra’s business into our existing business could result in the disruption of our ongoing business and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our guidance for the fourth quarter of 2013 included herein is to assist readers in understanding our expected and targeted financial results and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

A WEBSITE SIMULCAST of the 2013 3rd Quarter Conference Call will be available in a listen-only mode beginning November 6th, 2013 at 9:30 a.m. MST (11:30 a.m. EST). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Sales	2,869	2,832	13,109	13,175
Cost of product sold	2,228	2,093	10,030	9,800

Gross profit	641	739	3,079	3,375
Expenses
Selling	436	389	1,404	1,298
General and administrative	64	143	234	402
Earnings from associates and joint ventures	(11)	(35)	(39)	(69)
Other expenses (note 5)	16	46	45	81

Earnings before finance costs and income taxes	136	196	1,435	1,663
Finance costs related to long-term debt	26	23	69	67
Other finance costs	9	7	48	26

Earnings before income taxes	101	166	1,318	1,570
Income taxes	25	37	354	426

Net earnings	76	129	964	1,144

Attributable to:
Equity holders of Agrium	76	127	966	1,140
Non-controlling interest	—	2	(2)	4

Net earnings	76	129	964	1,144

Earnings per share attributable to equity holders of Agrium (note 6)
Basic earnings per share	0.52	0.80	6.50	7.22
Diluted earnings per share	0.52	0.80	6.50	7.21

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net earnings	76	129	964	1,144
Other comprehensive income (loss)
Items that may be reclassified to earnings
Available for sale financial instruments
Losses	(5)	—	(4)	—
Foreign currency translation
Gains (losses)	74	110	(169)	97
Associates and joint ventures income (loss)	—	1	1	(1)

	69	111	(172)	96

Items that will not be reclassified to earnings
Post-employment benefits
Actuarial gains (losses)	48	—	48	(22)
Deferred income taxes	(15)	—	(15)	6

	33	—	33	(16)

Other comprehensive income (loss)	102	111	(139)	80

Comprehensive income	178	240	825	1,224

Attributable to:
Equity holders of Agrium	178	236	827	1,219
Non-controlling interest	—	4	(2)	5

Comprehensive income	178	240	825	1,224

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)

Operating
Net earnings	76	129	964	1,144
Items not affecting cash
Depreciation and amortization	108	120	350	317
Earnings from associates and joint ventures	(11)	(35)	(39)	(69)
Share-based payments	(21)	53	(35)	126
Unrealized gain on derivative financial instruments	(10)	(3)	(14)	(17)
Unrealized foreign exchange (gain) loss	(2)	(1)	2	(9)
Deferred income taxes	(5)	(23)	(69)	(29)
Other	14	73	32	89
Dividends from associates and joint ventures	12	—	27	3
Net changes in non-cash working capital	84	(351)	(675)	(458)

Cash provided by (used in) operating activities	245	(38)	543	1,097

Investing
Acquisitions, net of cash acquired	(7)	(5)	(56)	(77)
Repayment of advance on acquisition of Viterra Inc. (note 4)	—	—	932	—
Capital expenditures	(475)	(343)	(1,247)	(840)
Investments in associates and joint ventures	—	(20)	—	(10)
Purchase of investments	(140)	(4)	(148)	(7)
Proceeds from disposal of investments	65	—	65	—
Other	(23)	(3)	(53)	(48)
Net changes in non-cash working capital	7	31	53	60

Cash used in investing activities	(573)	(344)	(454)	(922)

Financing
Short-term debt	325	311	(491)	395
Long-term debt issued	—	—	1,010	21
Transaction costs on long-term debt	—	(1)	(14)	(1)
Repayment of long-term debt	(1)	(6)	(520)	(7)
Dividends paid	(75)	(79)	(224)	(115)
Shares issued	—	—	2	7
Shares repurchased	(171)	—	(233)	—

Cash provided by (used in) financing activities	78	225	(470)	300

Effect of exchange rate changes on cash and cash equivalents	11	56	(22)	50

(Decrease) increase in cash and cash equivalents	(239)	(101)	(403)	525
Cash and cash equivalents – beginning of period (note 3)	494	1,913	658	1,287

Cash and cash equivalents – end of period	255	1,812	255	1,812

Included in operating activities
Interest paid	42	42	116	98
Interest received	20	30	51	65
Income taxes paid	137	206	592	351
Included in investing activities
Interest paid	18	8	40	17

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	September 30,		December 31,
	2013	2012 Restated (note 3)	2012 Restated (note 3)
Assets
Current assets
Cash and cash equivalents	255	1,812	658
Accounts receivable	2,982	3,009	2,224
Income taxes receivable	68	67	32
Inventories	2,845	2,571	3,094
Advance on acquisition of Viterra Inc. (note 4)	764	—	1,792
Prepaid expenses and deposits	185	261	740
Other current assets	103	—	—

	7,202	7,720	8,540
Property, plant and equipment (note 10)	4,370	3,142	3,484
Intangibles	638	628	636
Goodwill	2,259	2,298	2,349
Investments in associates and joint ventures	614	640	627
Other assets	114	54	99
Deferred income tax assets	80	77	70

	15,277	14,559	15,805

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 7)	792	603	1,314
Accounts payable	2,943	2,775	3,479
Income taxes payable	—	111	137
Current portion of long-term debt (note 7)	52	522	518
Current portion of other provisions	76	128	108

	3,863	4,139	5,556
Long-term debt (note 7)	3,014	1,573	2,069
Provisions for post-employment benefits	134	202	184
Other provisions	423	425	413
Other liabilities	60	74	79
Deferred income tax liabilities	532	570	584

	8,026	6,983	8,885

Shareholders’ equity
Share capital	1,858	2,001	1,890
Retained earnings	5,493	5,465	4,955
Accumulated other comprehensive (loss) income (note 9)	(101)	105	71

Equity holders of Agrium	7,250	7,571	6,916
Non-controlling interest	1	5	4

Total equity	7,251	7,576	6,920

	15,277	14,559	15,805

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 9)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	1,140	—	1,140	4	1,144
Other comprehensive (loss) income, net of tax
Post-employment benefits	—	—	(16)	—	(16)	—	(16)
Foreign currency translation	—	—	—	96	96	1	97
Associates and joint ventures	—	—	—	(1)	(1)	—	(1)

Comprehensive income, net of tax	—	—	1,124	95	1,219	5	1,224
Dividends	—	—	(79)	—	(79)	—	(79)
Non-controlling interest transactions	—	—	—	—	—	(4)	(4)
Share-based payment transactions	—	7	—	—	7	—	7

September 30, 2012	158	2,001	5,465	105	7,571	5	7,576

December 31, 2012	149	1,890	4,955	71	6,916	4	6,920

Net earnings (loss)	—	—	966	—	966	(2)	964
Other comprehensive (loss) income, net of tax
Available for sale financial instruments	—	—	—	(4)	(4)	—	(4)
Post-employment benefits	—	—	33	—	33	—	33
Foreign currency translation	—	—	—	(169)	(169)	—	(169)
Associates and joint ventures	—	—	—	1	1	—	1

Comprehensive income, net of tax	—	—	999	(172)	827	(2)	825
Dividends	—	—	(259)	—	(259)	—	(259)
Non-controlling interest transactions	—	—	(3)	—	(3)	(1)	(4)
Shares repurchased	(2)	(34)	(199)	—	(233)	—	(233)
Share-based payment transactions	—	2	—	—	2	—	2

September 30, 2013	147	1,858	5,493	(101)	7,250	1	7,251

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Canada. We conduct operations globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, United States.

Agrium (with its subsidiaries) operates three strategic business units:

•	Retail operates in North and South America and Australia, and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe, and produces, markets and distributes three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 5, 2013. We prepared these interim financial statements in accordance with International Financial Reporting Standards applicable to the preparation of interim financial statements as issued by the International Accounting Standards Board, including International Accounting Standard 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2012 Annual Report, available at www.agrium.com.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

2.	Significant Accounting Policies

Except as described below, the accounting policies applied in this consolidated interim financial report are the same as those applied by Agrium in our 2012 Annual Report. The following changes in accounting policies will be reflected in our 2013 Annual Report.

Standard/ Interpretation	Description	Date and method of adoption	Impact
IFRS 9	Financial Instruments replaces previous guidance on the classification and measurement of financial assets, which will be classified on initial recognition at either amortized cost or fair value, with gains and losses on remeasurement recognized in earnings, except for recognition in other comprehensive income on election for equity instruments that are not held for trading. The new guidance also revises standards for financial liabilities under the fair value option and for derivatives linked to unquoted equity instruments.	The effective date has been deferred indefinitely. We are studying the impact of early adoption as permitted by the standard on a retrospective basis.	We expect that initial adoption will have an impact on our financial statements, since it will be adopted retrospectively; however, we are not able to reasonably estimate the impact at this time.

IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	There has been no material impact on adoption.

IFRS 11	Joint Arrangements requires us as a party to a joint arrangement to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures, requiring equity accounting.	January 1, 2013; in accordance with IFRS 11	See note 3 for impact on adoption.

IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We will add disclosures about our interests in other entities on adoption in our annual financial statements.

IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements, replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	There has been no material impact on adoption.

IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013; retrospectively	We eliminated the corridor approach on adoption of IFRS. The balance of requirements have been adopted in 2013 with no material impact. We will provide new disclosures required by IAS 19 in our annual financial statements.

IFRS 7	Offsetting Financial Assets and Liabilities contains new disclosure requirements for amounts offset or subject to master netting arrangements.	January 1, 2013	There has been no material impact on adoption.

IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset, and how that asset should be measured.	January 1, 2013	There has been no material impact on adoption.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

3.	Impact of Application of IFRS 11

Upon the application of IFRS 11, effective January 1, 2013 and with retrospective application to January 1, 2012, we reviewed and assessed the legal form and terms of contracts of our investments in joint arrangements. The application of IFRS 11 has changed the classification and subsequent accounting of our investment in Profertil S.A. and other joint arrangements, previously accounted for using the proportionate consolidation method. Under IFRS 11, Profertil S.A. and other joint arrangements are classified as joint ventures and our interest is accounted for using the equity method.

Impact of IFRS 11 on net earnings	Three months ended September 30,	Nine months ended September 30,
	2012	2012
Decrease in sales	(130)	(250)
Decrease in cost of product sold	(71)	(157)

Decrease in gross profit	(59)	(93)
Decrease in selling and general and administrative expenses	(2)	(8)
Decrease in other expenses	—	(1)
Decrease in other finance costs	(2)	(3)
Decrease in income taxes	(20)	(22)
Increase in earnings from associates and joint ventures	(35)	(59)

Impact on net earnings	—	—

Impact of IFRS 11 on assets and liabilities	September 30, 2012			December 31, 2012
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Current assets	7,901	(181)	7,720	8,712	(172)	8,540
Property, plant and equipment	3,354	(212)	3,142	3,698	(214)	3,484
Investments in associates and joint ventures	414	226	640	382	245	627
Other assets	55	(1)	54	130	(31)	99
Current liabilities	4,237	(98)	4,139	5,647	(91)	5,556
Long-term debt	1,607	(34)	1,573	2,115	(46)	2,069
Other liabilities	75	(1)	74	80	(1)	79
Deferred income tax liabilities	605	(35)	570	618	(34)	584

Cash and cash equivalents	1,864	(52)	1,812	726	(68)	658

Impact of IFRS 11 on cash flows	Three months ended September 30,	Nine months ended September 30,
	2012	2012
Decrease in cash provided by operating activities	(53)	(38)
Decrease in cash used in investing activities	8	26
Increase in cash provided by financing activities	26	19

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

4.	Business Acquisition

We acquired certain agri-products assets of Viterra Inc. (“Viterra”) from Glencore International plc (“Glencore”) on October 1, 2013. The acquired assets include over 200 retail farm centers in Canada and Australia.

We will allocate the majority of assets acquired and liabilities assumed to the Retail business unit. Benefits of the acquisition include expansion of geographical coverage for the sale of crop inputs in Canada, acquisition of a significant customer base and talented workforce, the value of synergies between Agrium and Viterra, and cost savings opportunities.

We have engaged an independent valuation firm to assist us in determining the fair value of the assets acquired, liabilities assumed, including contingent liabilities and provisions, and related deferred income tax impacts. The valuation is in progress; however a provisional purchase price allocation is not yet available due to the inherent complexity of the valuations and the short time frame following the closing date.

We expect the excess of the estimated fair value of the net assets acquired over the purchase price will result in a bargain purchase gain in the three months ending December 31, 2013. We believe that a bargain purchase gain is likely considering the circumstances surrounding the acquisition, including: the motivation of other parties to the transaction to announce the agreement without delay; and Glencore’s intention to divest of assets that were not strategic to its operations with a “made in Canada” solution that included favorable terms to us because of our immediate and direct ability to integrate, control, manage and obtain synergies from the acquired assets compared to other bidders due to our unique vertically integrated operating strategy. Before finalizing our estimates of fair values and concluding that a bargain purchase gain is appropriate, we will complete a rigorous review of the assets acquired and liabilities assumed to determine if we should recognize any additional assets or liabilities. We will also review IFRS 3 Business Combinations when determining the measurement of identifiable assets acquired and liabilities assumed at the acquisition date.

Acquisition-related costs of $9-million were recorded in other expenses during the nine months ended September 30, 2013 (2012 - $4-million).

The purchase price and other adjustments will be recorded as a reduction of the advance on acquisition of Viterra Inc.

5.	Other Expenses

Other expenses	Three months ended September 30,		Nine months ended September 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Realized loss (gain) on derivative financial instruments	12	2	(2)	26
Unrealized gain on derivative financial instruments	(10)	(3)	(14)	(17)
Interest income	(20)	(30)	(51)	(65)
Foreign exchange loss	1	3	27	14
Environmental remediation and asset retirement obligations	1	66	5	78
Bad debt (recovery) expense	(6)	6	20	30
Potash profit and capital tax	3	—	15	13
Other	35	2	45	2

	16	46	45	81

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

6.	Earnings per Share

Attributable to equity holders of Agrium	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Numerator
Net earnings for the period	76	127	966	1,140

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	147	158	149	158

7.	Debt

	September 30, 2013			December 31, 2012 Restated (note 3)
	Total	Unutilized	Utilized	Utilized
Short-term debt
Multi-jurisdictional facility expiring 2017	2,500	1,960	540	1,100
European facilities expiring 2013	353	159	194	192
South American facilities expiring 2013 - 2014	140	82	58	22

	2,993	2,201	792	1,314

Outstanding letters of credit		116

Remaining capacity available		2,085

			September 30, 2013	December 31, 2012 Restated (note 3)
Long-term debt
Floating rate bank loans due 2014 - 2015			56	106
Floating rate bank loans due 2013			—	460
7.7% debentures due 2017			100	100
6.75% debentures due 2019			500	500
3.15% debentures due 2022			500	500
3.5% debentures due 2023			500	—
7.8% debentures due 2027			125	125
7.125% debentures due 2036			300	300
6.125% debentures due 2041			500	500
4.9% debentures due 2043			500	—
Other			21	21

			3,102	2,612
Unamortized transaction costs			(36)	(25)
Current portion of long-term debt			(52)	(518)

			3,014	2,069

In April 2013, we increased the total capacity available under our multi-jurisdictional facility from $1.6-billion to $2.5-billion and extended the term by one year to 2017.

On May 28, 2013, we issued $500-million of 3.5 percent debentures due June 1, 2023 and $500-million of 4.9 percent debentures due June 1, 2043.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Our base shelf prospectus permits up to an additional $1.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to availability of funding in capital markets.

8.	Financial Instruments

Fair value of financial instruments	Level 1	Level 2	Total
September 30, 2013
Fair value through profit or loss
Cash and cash equivalents	255	—	255
Foreign exchange derivative financial instruments	(3)	—	(3)
Gas and power derivative financial instruments	1	1	2
Available for sale	116	—	116

September 30, 2012
Fair value through profit or loss
Cash and cash equivalents	1,812	—	1,812
Gas and power derivative financial instruments	(20)	8	(12)
Available for sale	33	—	33

December 31, 2012
Fair value through profit or loss
Cash and cash equivalents	658	—	658
Foreign exchange derivative financial instruments	—	4	4
Gas and power derivative financial instruments	(15)	—	(15)
Available for sale	40	—	40

We determine fair value for financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. Fair value for financial instruments classified as Level 2 is estimated using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques that are based on industry-accepted third-party models, which make maximum use of market-based inputs.

We determine the fair value of foreign exchange derivative contracts using the income approach. We determine the fair value of gas and power derivative contracts using the market approach. Inputs to fair value determinations include, but are not limited to, current spot prices and forward pricing curves for natural gas and power, current published interest rates and foreign currency exchange rates, market volatility, our own credit risk and counterparty credit risk.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended September 30, 2013 (September 30, 2012 – no transfers). We do not measure any of our financial instruments using Level 3 inputs.

Fair value and carrying value of long-term debt	September 30, 2013
	Fair value	Carrying value
Long-term debt
Debentures – amortized cost	3,145	3,025
Floating rate debt – amortized cost	77	77

	3,222	3,102

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Fair value of long-term debt is determined based on comparable debt instruments. Carrying value of floating rate debt and all other financial instruments approximates fair value due to the short-term nature of the instruments.

9.	Accumulated Other Comprehensive Income

	Available for sale financial instruments	Foreign currency translation	Associates and joint ventures	Total accumulated other comprehensive income (loss)
December 31, 2011	(1)	11	—	10

Gains (losses)	—	96	(1)	95

September 30, 2012	(1)	107	(1)	105

December 31, 2012	—	74	(3)	71

(Losses) gains	(4)	(169)	1	(172)

September 30, 2013	(4)	(95)	(2)	(101)

10.	Additional Information

Property, plant and equipment

During the nine months ended September 30, 2013, we added $804-million to assets under construction at our Vanscoy Potash facility.

Dividends

September 30,
2013
Declared			Paid to Shareholders	Total
Effective	Per share	Total
December 14, 2012	0.50	NA	January 17, 2013	75
February 22, 2013	0.50	75	April 18, 2013	74
April 9, 2013	0.50	74	July 18, 2013	75
September 23, 2013	0.75	110	October 17, 2013	NA

Share capital

During the nine months ended September 30, 2013, we granted to officers and employees 395,759 Tandem Stock Appreciation Rights with a grant price of $101.13 and 193,511 Performance Share Units.

Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

Normal Course Issuer Bid

During the nine months ended September 30, 2013, we purchased two million shares at an average share price of $87 for total consideration of $233-million under our Normal Course Issuer Bid (“NCIB”). From October 1, 2013 to October 31, 2013, we purchased two million shares at an average share price of $85 for total consideration of $191-million. Under the NCIB, we may purchase for cancellation up to 5 percent of our currently issued and outstanding common shares until May 20, 2014. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

11.	Operating Segments

	Three months ended September 30,		Nine months ended September 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Sales
Retail
Crop nutrients	654	634	3,941	4,028
Crop protection products	1,059	872	3,693	3,433
Seed	69	56	1,163	1,084
Merchandise	122	105	384	392
Services and other	205	167	630	567

	2,109	1,834	9,811	9,504

Wholesale
Nitrogen	286	424	1,309	1,468
Potash	93	80	457	465
Phosphate	122	183	495	596
Product purchased for resale	210	254	891	1,037
Ammonium sulfate and other	41	45	224	219

	752	986	3,376	3,785

Advanced Technologies	108	125	448	438

Other	(100)	(113)	(526)	(552)

	2,869	2,832	13,109	13,175

Inter-segment sales
Retail	3	3	14	18
Wholesale	87	100	475	475
Advanced Technologies	10	10	37	59

	100	113	526	552

Net earnings
Retail	91	69	625	682
Wholesale	91	289	871	1,246
Advanced Technologies	(13)	(3)	3	6
Other	(33)	(159)	(64)	(271)

Earnings before finance costs and income taxes	136	196	1,435	1,663
Finance costs related to long-term debt	26	23	69	67
Other finance costs	9	7	48	26

Earnings before income taxes	101	166	1,318	1,570
Income taxes	25	37	354	426

Net earnings	76	129	964	1,144

	September 30, 2013	December 31, 2012 Restated (note 3)
Total assets
Retail	8,375	8,338
Wholesale	5,116	4,262
Advanced Technologies	453	545
Other	1,333	2,660

	15,277	15,805

AGRIUM INC.

Supplemental Information 1a

Results by Segment

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,
	2013
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	2,106	665	98	—	2,869
- inter-segment	3	87	10	(100)	—

Total sales	2,109	752	108	(100)	2,869
Cost of product sold	1,598	629	96	(95)	2,228

Gross profit	511	123	12	(5)	641

Gross profit (%)	24	16	11		22

Selling	416	10	14	(4)	436
General and administrative	29	13	11	11	64
Earnings from associates and joint ventures	(3)	(8)	—	—	(11)
Other (income) expenses	(22)	17	—	21	16

EBIT (1)	91	91	(13)	(33)	136
EBITDA (2)	147	130	(5)	(28)	244
Adjusted EBITDA (2)	147	143	(5)	(28)	257

	Three months ended September 30,
	2012 (3)
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	1,831	886	115	—	2,832
- inter-segment	3	100	10	(113)	—

Total sales	1,834	986	125	(113)	2,832
Cost of product sold	1,396	687	97	(87)	2,093

Gross profit	438	299	28	(26)	739

Gross profit (%)	24	30	22		26

Selling	368	9	14	(2)	389
General and administrative	26	11	12	94	143
(Earnings) loss from associates and joint ventures	(3)	(33)	—	1	(35)
Other (income) expenses	(22)	23	5	40	46

EBIT (1)	69	289	(3)	(159)	196
EBITDA (2)	121	348	4	(157)	316
Adjusted EBITDA (2)	121	376	4	(157)	344

(1)	Earnings (loss) before finance costs and income taxes.
(2)	Certain measures presented in this table are not recognized measures under IFRS and our method of calculation may not be directly comparable to similar measures presented by other companies. We believe these supplemental non-IFRS measures provide useful information to management, investors and securities analysts in measuring our operating and financial performance and facilitating comparison from period to period as well as to peers and industry averages. Refer to Supplemental Information 6 for further explanations.
(3)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 1b

Results by Segment

(Millions of U.S. dollars)

(Unaudited)

	Nine months ended September 30,
	2013
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	9,797	2,901	411	—	13,109
- inter-segment	14	475	37	(526)	—

Total sales	9,811	3,376	448	(526)	13,109
Cost of product sold	7,782	2,439	371	(562)	10,030

Gross profit	2,029	937	77	36	3,079

Gross profit (%)	21	28	17		23

Selling	1,343	28	42	(9)	1,404
General and administrative	85	50	34	65	234
(Earnings) loss from associates and joint ventures	(7)	(34)	1	1	(39)
Other (income) expenses	(17)	22	(3)	43	45

EBIT (1)	625	871	3	(64)	1,435
EBITDA (2)	791	1,022	25	(53)	1,785
Adjusted EBITDA (2)	791	1,052	25	(53)	1,815

	Nine months ended September 30,
	2012 (3)
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	9,486	3,310	379	—	13,175
- inter-segment	18	475	59	(552)	—

Total sales	9,504	3,785	438	(552)	13,175
Cost of product sold	7,535	2,488	353	(576)	9,800

Gross profit	1,969	1,297	85	24	3,375

Gross profit (%)	21	34	19		26

Selling	1,238	27	41	(8)	1,298
General and administrative	89	32	36	245	402
Earnings from associates and joint ventures	(7)	(60)	(2)	—	(69)
Other (income) expenses	(33)	52	4	58	81

EBIT (1)	682	1,246	6	(271)	1,663
EBITDA (2)	827	1,388	26	(261)	1,980
Adjusted EBITDA (2)	827	1,424	26	(261)	2,016

(1)	Earnings (loss) before finance costs and income taxes.
(2)	Certain measures presented in this table are not recognized measures under IFRS and our method of calculation may not be directly comparable to similar measures presented by other companies. We believe these supplemental non-IFRS measures provide useful information to management, investors and securities analysts in measuring our operating and financial performance and facilitating comparison from period to period as well as to peers and industry averages. Refer to Supplemental Information 6 for further explanations.
(3)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 2

Product Lines

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,						Nine months ended September 30,
	2013			2012(3)			2013			2012(3)
	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit
Retail(2)
Crop nutrients	654	538	116	634	523	111	3,941	3,280	661	4,028	3,362	666
Crop protection products	1,059	811	248	872	670	202	3,693	2,911	782	3,433	2,708	725
Seed	69	39	30	56	28	28	1,163	949	214	1,084	887	197
Merchandise	122	103	19	105	88	17	384	320	64	392	320	72
Services and other	205	107	98	167	87	80	630	322	308	567	258	309

	2,109	1,598	511	1,834	1,396	438	9,811	7,782	2,029	9,504	7,535	1,969

Wholesale
Nitrogen	286	210	76	424	209	215	1,309	766	543	1,468	686	782
Potash	93	66	27	80	57	23	457	226	231	465	202	263
Phosphate	122	115	7	183	136	47	495	424	71	596	444	152
Product purchased for resale	210	209	1	254	257	(3)	891	876	15	1,037	1,014	23
Ammonium sulfate and other	41	29	12	45	28	17	224	147	77	219	142	77

	752	629	123	986	687	299	3,376	2,439	937	3,785	2,488	1,297

Advanced Technologies
Turf and ornamental	74	63	11	67	57	10	252	208	44	251	210	41
Agriculture	34	33	1	58	40	18	196	163	33	187	143	44

	108	96	12	125	97	28	448	371	77	438	353	85

Other inter-segment eliminations	(100)	(95)	(5)	(113)	(87)	(26)	(526)	(562)	36	(552)	(576)	24

Total	2,869	2,228	641	2,832	2,093	739	13,109	10,030	3,079	13,175	9,800	3,375

Wholesale equity accounted joint ventures:
Nitrogen	73	64	9	124	68	56	162	124	38	207	120	87
Product purchased for resale	21	19	2	27	24	3	84	79	5	74	68	6

	94	83	11	151	92	59	246	203	43	281	188	93

Total Wholesale including equity accounted joint ventures	846	712	134	1,137	779	358	3,622	2,642	980	4,066	2,676	1,390

(1)	Includes depreciation and amortization.
(2)	International Retail sales were $582-million (2012 - $602-million) and gross profit was $111-million (2012 - $114-million) for the three months ended September 30. International Retail sales were $2,059-million (2012 - $2,001-million) and gross profit was $341-million (2012 - $353-million) for the nine months ended September 30.
(3)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 3a

Selected Volumes and Sales Prices

(Unaudited)

	Three months ended September 30,
	2013				2012 (1)
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
Domestic	754	589			677	612
International	411	511			349	634

Total crop nutrients	1,165	561	461	100	1,026	619	509	110

Wholesale
Nitrogen
Domestic
Ammonia	224	543			214	560
Urea	234	441			391	574
Other	178	346			214	372

Total nitrogen	636	450	331	119	819	517	255	262

Potash
Domestic	181	395			117	564
International	84	251			43	333

Total potash	265	349	246	103	160	503	363	140

Phosphate	192	633	595	38	260	703	519	184

Product purchased for resale	566	372	371	1	650	390	395	(5)
Ammonium sulfate	77	333	196	137	73	393	200	193

Other	33				32

Total Wholesale	1,769	425	355	70	1,994	494	344	150

Wholesale equity accounted joint ventures:
Nitrogen
International	172	422	369	53	241	517	284	233
Product purchased for resale	55	382	344	38	64	432	376	56

	227	412	362	50	305	496	302	194

Total Wholesale including equity accounted joint ventures	1,996	424	357	67	2,299	495	339	156

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 3b

Selected Volumes and Sales Prices

(Unaudited)

	Nine months ended September 30,
	2013				2012 (1)
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
Domestic	5,222	605			5,267	625
International	1,442	544			1,208	612

Total crop nutrients	6,664	591	492	99	6,475	622	519	103

Wholesale
Nitrogen
Domestic
Ammonia	836	657			860	608
Urea	933	519			1,080	590
Other	716	385			823	375

Total nitrogen	2,485	527	309	218	2,763	531	248	283

Potash
Domestic	622	449			564	553
International	565	314			387	395

Total potash	1,187	385	190	195	951	489	213	276

Phosphate	741	668	572	96	816	730	543	187

Product purchased for resale	2,039	437	430	7	2,284	454	444	10
Ammonium sulfate	247	410	195	215	244	420	214	206

Other	242				230

Total Wholesale	6,941	486	351	135	7,288	519	341	178

Wholesale equity accounted joint ventures:
Nitrogen
International	360	449	343	106	399	519	301	218
Product purchased for resale	218	385	362	23	185	401	367	34

	578	425	350	75	584	481	322	159

Total Wholesale including equity accounted joint ventures	7,519	482	352	130	7,872	517	340	177

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 4

Depreciation and Amortization

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,
	2013				2012 (1)
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	1	53	2	56	1	47	4	52
Wholesale
Nitrogen	16				13
Potash	11				11
Phosphate	10				29
Product purchased for resale	1				—
Ammonium sulfate and other	1				2

	39	—	—	39	55	—	4	59
Advanced Technologies	5	—	3	8	4	—	3	7
Other	—	—	5	5	—	—	2	2

Total	45	53	10	108	60	47	13	120

	Nine months ended September 30,
	2013				2012 (1)
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	4	154	8	166	4	125	16	145
Wholesale
Nitrogen	52				46
Potash	39				30
Phosphate	41				56
Product purchased for resale	1				1
Ammonium sulfate and other	4				4

	137	—	14	151	137	—	5	142
Advanced Technologies	13	—	9	22	11	—	9	20
Other	—	—	11	11	—	—	10	10

Total	154	154	42	350	152	125	40	317

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 5 (1)

Selected Financial Measures

(Millions of U.S. dollars, unless stated otherwise)

(Unaudited)

	Rolling four quarters ended September 30,
	2013		2012
	Retail	Consolidated Agrium	Retail	Consolidated Agrium (2)
Return on operating capital employed (%)	16	19	17	26

Return on capital employed (%)	8	14	9	17

Average non-cash working capital to sales (%)	20	17	20	16

Operating coverage ratio (%)	72	52	70	52

EBITDA to sales (%)	8	15	8	16

	September 30,
	2013		2012
	Retail	Consolidated Agrium	Retail	Consolidated Agrium (2)
Non-cash working capital	2,720	3,061	2,688	2,894

Domestic measures	Rolling four quarters ended September 30,
	2013	2012
	Retail	Retail
Return on operating capital employed (%)	21	22

Return on capital employed (%)	11	11

EBITDA to sales (%)	9	9

(1)	Certain measures presented in this table are not recognized measures under IFRS and our method of calculation may not be directly comparable to similar measures presented by other companies. We believe these supplemental non-IFRS measures provide useful information to management, investors and securities analysts in measuring our operating and financial performance and facilitating comparison from period to period as well as to peers and industry averages. Refer to Supplemental Information 6 for further explanations.
(2)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 6

Accompanying Notes to Supplemental Information

IFRS Financial Measure	Definition
Average non-cash working capital to sales (1)	Rolling four quarter average non-cash working capital divided by sales.

Operating coverage ratio (1)	Selling, general and administrative expenses, earnings from associates and joint ventures and other expenses, divided by gross profit.

Non-cash working capital (1)	Current assets less current liabilities, excluding cash and cash equivalents, advance on acquisition of Viterra Inc., other current assets, short-term debt, current portion of long-term debt and current assets and liabilities of discontinued operations.

	Definition	Usefulness of Additional or Non-IFRS Financial Measure
Additional IFRS Financial Measure (As defined in Canadian Securities Administrators’ Staff Notice 52-306 (Revised))

Return on operating capital employed (1)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures and other assets.	Used to measure operating performance and efficiency of our capital allocation process.

Return on capital employed (1)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.	Used to measure operating performance and efficiency of our capital allocation process.

Non-IFRS Financial Measure

EBITDA to sales	Earnings (loss) before finance costs, income taxes, depreciation and amortization divided by sales.	Used to measure operating performance earnings and cash flow we generate from each dollar of sales.

EBITDA	Earnings (loss) before finance costs, income taxes, depreciation and amortization.	Used to measure operating performance.

Adjusted EBITDA	Earnings (loss) before finance costs, income taxes, depreciation and amortization and before finance costs, income taxes, depreciation and amortization of joint ventures.	Used to measure operating performance.

(1)	These measures are IFRS measures or additional IFRS measures when calculated using information included in our consolidated financial statements. They are classified as non-IFRS measures when calculated using information from our Retail segment because the specific components are not included in our financial statements or notes.